Globalstar, Inc.
1351 Holiday Square Blvd.
Covington, Louisiana 70433
(985) 335-1500
September 14, 2023
VIA EDGAR
United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Uwem Bassey, Staff Attorney

Re:	Globalstar, Inc.
Registration Statement on Form S-1
Filed September 8, 2023
File No. 333-274440
Ladies and Gentlemen:
Pursuant to Rule 461 (“Rule 461”) of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Globalstar, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement be declared effective at 4:15 p.m., Eastern Time, on September 18, 2023, or as soon as practicable thereafter.
If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s counsel, Taft Stettinius & Hollister LLP.

Very truly yours,

By:	/s/ Rebecca S. Clary
Name: Rebecca S. Clary
Title: Chief Financial Officer

cc:	Arthur McMahon, III, Taft Stettinius & Hollister LLP
Kathleen Eick, Taft Stettinius & Hollister LLP